123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

February 17, 2006

United States Securities and Exchange Commission
Attn: George F. Ohsiek, Jr.
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for fiscal year ended August 27, 2005 Form 10-Q for the quarter ended November 19, 2005 File No. 001-10714

Dear Mr. Ohsiek,Jr.,

Below are our responses to your questions in your letter dated February 9, 2006. We have repeated your questions and replied in bold immediately under the question.

Form 10-K for Fiscal Year Ended August 27, 2005

Exhibit 13.1, Fiscal 2005 Annual Report

Selected Financial Data, page 2

1.
Reference is made to your presentation of “Inventory turnover” and “Net inventory turnover.” Because the numerator in each of the ratios includes cost of sales related to pay-on-scan arrangements, but the denominator excludes the inventory associated with pay-on-scan arrangements, we are concerned that the ratios are not reflective of your true inventory turnover. Please tell us why you believe that these measures, as currently presented, provide valid and useful information to investors, or otherwise tell us how you would propose to revise your disclosures in future filings. Also revise your disclosure to highlight the lack of comparability between periods as a result of the pay-on-scan arrangements not having begun until fiscal 2004.

AutoZone Response:
Beginning with our Form 10-K for the fiscal year ending August 26, 2006, we will revise the footnotes to the “Inventory turnover” and “Net inventory turnover” ratios to state the cost of sales relating to pay-on-scan transactions and the merchandise held under pay-on-scan arrangements for each year impacted by pay-on-scan. We believe that such increased disclosure provides the reader the necessary information to calculate comparable inventory turns instead of adjusting the ratio calculations such that they become non-GAAP financial measurements as each are currently computed using GAAP-based inputs.

Item 9A. Controls and Procedures, page 16

2.
In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant changes,” that occurred in the most recent quarter “which have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting.” See Item 308(c) of Regulation S-K. Also confirm to us that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

AutoZone Response:
Beginning with our Form 10-Q for the fiscal quarter ended February 11, 2006, we will revise our disclosures regarding internal controls over financial reporting to identify any changes that occurred in the most recent quarter which have materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

During or subsequent to the fiscal quarter ended August 27, 2005, there were no changes in our internal controls which have materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Consolidated Financial Statements, page 18

Notes to Consolidated Financial Statements, page 22

Note A. Significant Accounting Policies, page 22

3.
In future filings, please disclose your policy for classifying cash flows associated with derivative instruments designated as qualifying hedges, as there are two alternative classifications permitted under GAAP. Refer to paragraph 14 and footnote 4 to SFAS 95. Please show us how the disclosure will read.

AutoZone Response:
Beginning with our Form 10-K for the fiscal year ending August 26, 2006, we will revise our disclosures in Note A to state that cash flows associated with derivative instruments designated as qualifying hedges of financing transactions are reflected as a component of financing cash flows. The revised disclosure in Note A will read as follows:

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company’s current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce this market risk. All of the Company’s hedging activities are governed by guidelines that are authorized by AutoZone’s Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone’s financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively “SFAS 133”) pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recognized on the balance sheet at fair value. All of the Company’s interest rate hedge instruments are designated as cash flow hedges. Refer to “Note B - Derivative Instruments and Hedging Activities” for additional disclosures regarding the Company’s derivatives instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected as a component of financing cash flows, while cash flows relating to the periodic settlement of interest rate derivatives hedging outstanding variable rate debt are recorded as an adjustment to interest expense and are therefore reflected as a component of operating cash flows.

Note C. Accrued Expenses, page 27

4.
Reference is made to your disclosure of the changes in your accrued sales and warranty returns for the last three years. In future filings, please revise to show separately the activity in accrued sales returns and accrued warranty reserves. Refer to Rules 5-04 and 12-09 of Regulation S-X.

AutoZone Response:
We have recently concluded that warranty reserves are no longer a critical accounting policy as the balance has significantly declined since the end of fiscal 2003. Beginning with our Form 10-Q for the fiscal quarter ended February 11, 2006, we will no longer disclose the quarterly changes in our accrued warranty reserves and sales returns due to the immateriality of the balances. We will continue to disclose any material adjustments (i.e. gains on transferring liabilities to vendors, excess vendor allowances reclassified to inventory and charges to increase the reserve) related to the warranty reserve that occur in a quarter. As the balances were material at the beginning of fiscal 2004, we will disclose separately the warranty reserve activity from the accrued sales returns in either a note to the financial statements or in Schedule II in accordance with Rules 5-04 and 12-09 of Regulation S-X.

Form 8-K filed December 6, 2005

5.
In future filings please, revise to clearly and prominently identify each non-GAAP measure as a non-GAAP measure. For example, you should identify “adjusted operating expenses,” “adjusted operating profit,” “adjusted diluted earnings per share,” “adjusted debt/EITDAR,” “cash flows before share repurchases and changes in debt,” “[adjusted] return on equity (ROE),” and “[adjusted] return on invested capital (ROIC)” as non-GAAP measures. We also believe you should revise the titles of the ROE and ROIC measures to call them “Adjusted” ROE and “Adjusted” ROIC. Additionally, please revise to disclose for each non-GAAP measure presented the substantive reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to the Instructions to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. Finally, please ensure each non-GAAP measure presented is reconciled to the most comparable GAAP measure. In this regard, we note that you currently have not provided a reconciliation of ROE or ROIC, as adjusted, to ROE or ROIC, as computed using GAAP measures.

AutoZone Response:
Beginning with our Form 8-K for the fiscal quarter ended February 11, 2006, we will revise our disclosures to clearly and prominently identify each non-GAAP measure as a non-GAAP measure. When applicable, we will revise the titles of the ROE and ROIC measures to call them “Adjusted” ROE and “Adjusted” ROIC and will provide a reconciliation of ROE or ROIC, as adjusted, to ROE or ROIC, as computed using GAAP measures. We will also revise our disclosure to discuss the substantive reasons why we believe that the presentation of each non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

Please let us know if you have any further questions or if we can clarify any other issues that you may have.

Yours truly,

AUTOZONE, INC.

By:	/s/ Charlie Pleas, III Vice President and Controller (Principal Accounting Officer)